FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
May 20, 2008

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

20| May | 2008

Press Release

Mobile TeleSystems announces financial results for the first quarter ended March 31, 2008

Moscow, Russian Federation – Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), today announced its unaudited consolidated US GAAP financial results for the three months ended March 31, 2008.

Key Financial Highlights of Q1 2008

•                  Consolidated revenues up 37% y-o-y to $2,379 million

•                  Consolidated OIBDA(1) up 30% to $1,176 million y-o-y with 49.4% OIBDA margin

•                  Consolidated net income up 36% y-o-y to $610 million

•                  Free cash-flow(2) generation of $632 million

Key Corporate and Industry Highlights

•                  Appointment of Mr. Andrei Dubovskov as the new head of MTS Ukraine

•                  MTS first Russian company named as BRANDZ™ Top 100 Most Powerful Brands by Millwood Brown and Financial Times

•                  Consolidation of remaining stake in the Omsk subsidiary

•                  Redemption of the $400 million Eurobond issued in 2003

•                  Announcement of recommended dividend payment for FY 2007 of $1.2 billion or $3.12 per ADR(3)

Leonid Melamed, President and Chief Executive Officer, highlighted, “We are pleased to deliver on our promise of profitable growth throughout the Group’s operations. In Russia, we are witnessing clear momentum as we continue to add subscribers and realize the benefits of increasing voice and data usage. In Ukraine, we see positive trends in usage growth and service adoption, while in our remaining CIS markets, we are building out our networks to bring mobile service deeper into the local populations. In all, we are confident that we can sustain this momentum to continue executing on our corporate strategy.”

(1) See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2) See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

(3) According to the Russian Central Bank exchange rate of 23.7939 RUR/$ as of May 5, 2008.

Financial Summary (unaudited)

US$ million	Q1’08	Q1’07	y-o-y		Q4’07	q-o-q
Revenues	2,379	1,741	+37%		2,326	+2%
OIBDA	1,176	903	+30%		1,127	+4%
- margin	49.4%	51.9%	-2.5	pp	48.4%	+1.0	pp
Net operating income	705	597	+18%		644	+9%
- margin	29.6%	34.3%	-4.7	pp	27.7%	+1.9	pp
Net income	610	449	+36%		460	+33%

Group Operating Review

Market Growth

Mobile penetration(4) in markets of operation was:

•                  Down from 119% to 116% in Russia;

•                  Down from 120% to 119% in Ukraine;

•                  Up from 22% to 25% in Uzbekistan;

•                  Up from 7% to 10% in Turkmenistan;

•                  Up from 58% to 60% in Armenia;

•                  Up from 73% to 75% in Belarus.

Subscriber Development

The Company added approximately 3.0 million new customers during the first quarter of 2008 on a consolidated basis that were all added organically. During the quarter MTS:

•                  Added 2.5 million subscribers in Russia;

•                  Churned 0.4 million in Ukraine;

•                  Added 0.8 million subscribers in Uzbekistan;

•                  Added 110 thousand subscribers in Turkmenistan;

•                  Added 34 thousand subscribers in Armenia.

Our Belarus operations added approximately 140 thousand subscribers during the quarter.

Since the end of the first quarter to April 30, 2008, MTS has organically added a further 0.74 million users, expanding its consolidated subscriber base to 85.68 million.

Key Subscriber Statistics

(mln)	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Total consolidated subscribers, eop	74.16	74.67	77.97	81.97	84.94
Russia	51.50	52.68	54.42	57.43	59.90
Ukraine	20.75	19.81	19.91	20.00	19.61
Uzbekistan(5)	1.70	1.95	2.29	2.80	3.56
Turkmenistan	0.20	0.24	0.29	0.36	0.47
Armenia	—	—	1.07	1.38	1.42
MTS Belarus(6)	3.37	3.48	3.66	3.80	3.94

(4) The source for all market information based on the number of SIM cards in Russia and Ukraine in this press release is AC&M-Consulting.

(5) Staring from Q1 2008 MTS employs a six-month inactive churn policy in Uzbekistan

(6) MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated.

Market Share

MTS was able to maintain its leading position in the majority of its markets of operation during the first quarter:

•                  Increased from 33% to 36% in Russia;

•                  Decreased from 36% to 35% in Ukraine;

•                  Increased from 50% to 52% in Uzbekistan;

•                  Decreased from 88% to 85% in Turkmenistan;

•                  Decreased from 74% to 73% in Armenia.

In Belarus, the market share increased to 54% from 53%.

Customer Segmentation

Subscriptions to MTS’ pre-paid tariff plans accounted for 86% of gross additions in Russia and 94% in Ukraine in the first quarter. At the end of the quarter, 88% of MTS’ customers in Russia were signed up to pre-paid tariff plans. In Ukraine, the share of customers signed to pre-paid tariff plans remained at 92%.

Russia Highlights

US$ mln	Q1’08	Q1’07	y-o-y		Q4’07	q-o-q
Revenues	1,798	1,309	+37%		1,723	+4%
OIBDA	877	682	+29%		822 (7)	+7%
- margin	48.8%	52.1%	-3.3	pp	47.7%	+1.1	pp
Net income	494	362	+36%		344	+44%
CAPEX	205	110	+86%		490	-58%
- as % of rev	11.4%	8.4%	+3.0	pp	28.4%	-17.0	pp

	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
ARPU (US$)	8.2	9.2	10.0	10.0	10.0
MOU (min)	134	151	167	187	193
Churn rate (%)	6.1	5.2	7.1	5.1	4.8
SAC (US$)	26.2	28.9	24.3	26.6	29.5

Ukraine Highlights

US$ mln	Q1’08	Q1’07	y-o-y		Q4’07	q-o-q
Revenues	409	351	+17%		425	-4%
OIBDA	190	168	+13%		195	-3%
- margin	46.5%	48.0%	-1.5	pp	45.8%	+0.7	pp
Net income	87	64	+36%		75	+16%
CAPEX	109	110	-1%		169	-36%
- as % of rev	26.6%	31.2%	-4.6	pp	39.7%	-13.1	pp

	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
ARPU (US$)	5.7	6.4	7.3	7.1	6.8
MOU (min)	135	152	162	163	175
Churn rate (%)	7.8	14.1	12.5	14.4	10.3
SAC (US$)	11.2	13.7	10.9	12.7	13.8

(7)   Including intercompany of $0.4 mln.

Uzbekistan Highlights

US$ mln	Q1’08	Q1’07	y-o-y		Q4’07	q-o-q
Revenues	79	49	+61%		77	+3%
OIBDA	49	31	+58%		49	stable
- margin	61.8%	63.7%	-1.9	pp	63.6%	-1.8	pp
Net income	32	17	+88%		31	+3%
CAPEX	11	3	+267%		13	-15%
- as % of rev	14.2%	5.5%	+8.7	pp	16.4%	-2.2	pp

	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08(8)
ARPU (US$)	10.3	10.4	10.3	10.0	8.3
MOU (min)	463	549	565	574	520
Churn rate (%)	16.8	17.9	14.3	13.5	2.8
SAC (US$)	4.1	3.7	4.4	4.8	7.0

Turkmenistan Highlights(9)

US$ mln	Q1’08	Q1’07	y-o-y		Q4’07	q-o-q
Revenues	44	35	+26%		47	-6%
OIBDA	27	22	+23%		29	-7%
- margin	61.6%	61.2%	+0.4	pp	61.4%	+0.2	pp
Net income	13	6	+117%		3	+333%
CAPEX	15	1	+1400%		27	-44%
- as % of rev	35.3%	4.0%	+31.3	pp	58.3%	-23.0	pp

	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
ARPU (US$)	61.4	63.4	57.4	48.1	35.4
MOU (min)	227	264	299	282	273
Churn rate (%)	6.1	6.3	8.6	5.5	5.0
SAC (US$)	47.7	26.9	20.8	19.7	14.8

Armenia Highlights

US$ mln	Q1’08	Q4’07	q-o-q
Revenues	55	58	-5%
OIBDA	32	33	-3%
- margin	57.9%	56.2%	+1.7	pp
Net income /(loss)	(16)	7	—
CAPEX	2	14	-86%
- as % of rev	3.7%	24.0%	-20.3	pp

	Q3’07	Q4’07	Q1’08
ARPU (US$)	15.7	15.8	12.8
SAC (US$)	12.9	15.2	26.7

Group Financial Position

MTS’ expenditure on property, plant and equipment in the first quarter totaled approximately $282 million, of which $151 million was invested in Russia, $103 million in Ukraine, $11 million in Uzbekistan, $15 million in Turkmenistan and $2 million in Armenia.

MTS spent approximately $61 million on the purchase of intangible assets during the quarter of which $54 million was spent in Russia, $6 million in Ukraine and $1 million in Armenia.

(8)	In Q1 2008, MTS Uzbekistan moved away from a two-month to a six-month churn policy.
(9)

On January 1, 2008, the Central Bank of Turkmenistan raised the official exchange rate of the Turkmenistan Manat to the US dollar from 5,200 to 6,250. On May 1, 2008, another decree was passed by the President of Turkmenistan that established the official exchange rate at 14,250 Manat per 1 USD.

As of March 31, 2008, MTS’ total debt(10) was at $3.1 billion, resulting in a ratio of total debt to LTM OIBDA(11) of 0.7 times. Net debt amounted to $2.5 billion at the end of the quarter and the net debt to LTM OIBDA of 0.6 times.

***

For further information, please contact:

Mobile TeleSystems, Moscow

Investor Relations

Tel: +7 495 223 2025

E-mail: ir@mts.ru

***

Mobile TeleSystems OJSC (“MTS”) is the largest mobile phone operator in Russia and the CIS. Together with its subsidiaries, the Company services over 85.68 million subscribers. The regions of Russia, as well as Armenia, Belarus, Turkmenistan, Ukraine, and Uzbekistan, in which MTS and its associates and subsidiaries are licensed to provide GSM services, have a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about MTS can be found on MTS’ website at www1.mtsgsm.com.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

(10)      Total debt is comprised of the current portion of debt, current capital lease obligations, long-term debt and long-term capital lease obligations; net debt is the difference between the total debt and cash and cash equivalents and short-term investments; see Attachment B for reconciliation of net debt to our consolidated balance sheet.

(11)      LTM OIBDA represents the last twelve months of rolling OIBDA. See Appendix B for reconciliations to our consolidated statements.

Attachments to the First Quarter 2008
Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. Our OIBDA may not be similar to OIBDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (US$ mln)	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating income	597.2	691.0	801.8	643.8	704.6
Add: D&A	305.9	327.7	372.9	483.0	470.9
OIBDA	903.1	1,018.7	1,174.7	1,126.9	1,175.5

Russia (US$ mln)	Q1’07	Q2’07	Q3’07		Q4’07		Q1’08
Operating income	463.6	531.1	612.0		469.3		562.5
Add: D&A	218.3	236.8	268.8		352.7		314.9
OIBDA	681.9	767.9	880.9	(12)	822.0	(13)	877.4

Ukraine (US$ mln)	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating income	92.9	120.6	136.7	106.7	85.4
Add: D&A	75.5	78.3	83.1	88.1	104.8
OIBDA	168.4	198.8	219.7	194.8	190.1

Uzbekistan (US$ mln)	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating income	23.6	28.5	27.0	35.2	35.1
Add: D&A	7.7	8.2	14.1	13.5	13.9
OIBDA	31.3	36.7	41.1	48.7	49.1

Turkmenistan (US$ mln)	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating income	17.2	10.8	22.6	22.9	21.9
Add: D&A	4.4	4.4	5.4	5.7	5.1
OIBDA	21.6	15.2	28.1	28.6	26.9

(12) Including intercompany of $2.2 mln.

(13) Including intercompany of $0.4 mln.

Armenia (US$ mln)	Q3’07	Q4’07	Q1’08
Operating income/ (loss)	3.5	9.7	(0.3)
Add: D&A	1.5	23.0	32.2
OIBDA	5.0	32.7	32.0

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating margin	34.3%	35.1%	36.2%	27.7%	29.6%
Add: D&A	17.6%	16.6%	16.8%	20.7%	19.8%
OIBDA margin	51.9%	51.7%	53.0%	48.4%	49.4%

Russia	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating margin	35.4%	35.9%	36.6%	27.2%	31.3%
Add: D&A	16.7%	16.0%	16.1%	20.5%	17.5%
OIBDA margin	52.1%	51.8%	52.8%	47.7%	48.8%

Ukraine	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating margin	26.5%	30.7%	31.2%	25.1%	20.9%
Add: D&A	21.5%	19.9%	18.9%	20.7%	25.6%
OIBDA margin	48.0%	50.6%	50.1%	45.8%	46.5%

Uzbekistan	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating margin	48.0%	50.1%	41.0%	45.9%	44.3%
Add: D&A	15.7%	14.4%	21.5%	17.6%	17.6%
OIBDA margin	63.7%	64.4%	62.5%	63.6%	61.8%

Turkmenistan	Q1’07	Q2’07	Q3’07	Q4’07	Q1’08
Operating margin	48.8%	26.1%	50.0%	49.1%	50.0%
Add: D&A	12.4%	10.8%	12.0%	12.3%	11.6%
OIBDA margin	61.2%	36.8%	62.0%	61.4%	61.6%

Armenia	Q3’07	Q4’07	Q1’08
Operating margin	41.9%	16.7%	(0.5)%
Add: D&A	17.9%	39.5%	58.5%
OIBDA margin	59.8%	56.2%	57.9%

***

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

US$ million	As of Dec 31, 2007	As of Mar 31, 2008

Current portion of debt and of capital lease obligations	713.3	466.1

Long-term debt	2,686.5	2,607.5

Capital lease obligations	1.9	2.5

Total debt	3,401.7	3,076.2

Less:

Cash and cash equivalents	(634.5)	(552.5)

Short-term investments	(15.8)	(15.8)

Net debt	2,751.4	2,507.9

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

US$ million	Year ended Dec 31, 2007	Three month ended Mar 31, 2007	Nine month ended Dec 31, 2007
	A	B	C=A-B
Net operating income	2,733.8	597.2	2,136.6
Add: depreciation and amortization	1,489.6	305.9	1,183.7
OIBDA	4,223.4	903.1	3,320.3
OIBDA Q1 2008			1,175.5

LTM OIBDA as of March 31, 2008			4,495.8

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

US$ million	For the three months ended Mar 31, 2007	For the three months ended Mar 31, 2008

Net cash provided by operating activities	736.1	991.5

Less:

Purchases of property, plant and equipment	(206.5)	(281.0)

Purchases of intangible assets	(17.4)	(61.4)

Proceeds from sale of property, plant and equipment	—	23.2

Purchases of other investments	—	(21.2)

Investments in and advances to associates	—	—

Acquisition of subsidiaries, net of cash acquired	—	(19.4)

Free cash-flow	512.2	631.7

***

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect and guest roaming fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

***

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in thousands of U.S. dollars, except share and per share amounts)

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007

Net operating revenue
Service revenue and connection fees	$2 373 531	$1 719 303
Sales of handsets and accessories	5 685	22 128
	2 379 216	1 741 431
Operating expenses
Cost of services	557 299	362 987
Cost of handsets and accessories	25 723	40 899
Sales and marketing expenses	213 996	138 468
General and administrative expenses	346 412	253 163
Depreciation and amortization	470 898	305 909
Provision for doubtful accounts	25 734	18 332
Other operating expenses	34 550	24 458

Net operating income	704 604	597 215

Currency exchange and transaction gains	(95 864)	(28 669)

Other expenses / (income):
Interest income	(3 785)	(7 623)
Interest expense, net of amounts capitalized	40 606	37 870
Other expenses / (income)	(10 710)	(27 301)
Total other expenses, net	26 111	2 946

Income before provision for income taxes and minority interest	774 357	622 938

Provision for income taxes	165 925	168 091

Minority interest	(1 722)	6 266

Net income	$610 154	$448 581

Weighted average number of common shares outstanding, in thousands - basic	1 943 934	1 987 610
Earnings per share - basic and diluted	0.31	0.23

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(Amounts in thousands of U.S. dollars, except share amounts)

	As of March 31,	As of December 31,
	2008	2007
CURRENT ASSETS:
Cash and cash equivalents	$552 527	$634 498
Short-term investments	15 782	15 776
Trade receivables, net	409 905	386 608
Accounts receivable, related parties	33 727	25 004
Inventory and spare parts	150 205	140 932
VAT receivable	238 271	310 548
Prepaid expenses and other current assets	483 833	433 291
Total current assets	1 884 250	1 946 657

PROPERTY, PLANT AND EQUIPMENT	6 824 236	6 607 315

INTANGIBLE ASSETS	2 051 470	2 095 468

INVESTMENTS IN AND ADVANCES TO ASSOCIATES	211 491	195 908

OTHER INVESTMENTS	22 594	1 355

OTHER ASSETS	131 148	119 964

Total assets	11 125 189	10 966 667

CURRENT LIABILITIES
Accounts payable	523 981	486 666
Accrued expenses and other current liabilities	1 408 174	1 251 233
Accounts payable, related parties	168 379	160 253
Current portion of long-term debt, capital lease obligations	466 147	713 282
Total current liabilities	2 566 681	2 611 434

LONG-TERM LIABILITIES
Long-term debt	2 607 537	2 686 509
Capital lease obligations	2 515	1 876
Deferred income taxes	93 071	114 171
Deferred revenue and other	100 970	89 696
Total long-term liabilities	2 804 093	2 892 252

Total liabilities	5 370 774	5 503 686

COMMITMENTS AND CONTINGENCIES	—	—

MINORITY INTEREST	11 859	20 051

SHAREHOLDERS’ EQUITY:

Common stock: (2,096,975,792 shares with a par value of 0.1 rubles authorized and 1,993,326,138 shares issued as March 31, 2008 and December 31, 2007 (777,396,505 of which are in the form of ADS as of March 31, 2008 and December 31, 2007)

	50 558	50 558
Treasury stock (57,908,337 and 32,476,837 common shares at cost as of March 31, 2008 and December 31, 2007)	(791 495)	(368 352)
Additional paid-in capital	580 041	579 520
Unearned compensation	—	—
Shareholder receivable	—	—
Accumulated other comprehensive income	816 284	704 189
Retained earnings	5 087 168	4 477 015
Total shareholders’ equity	5 742 556	5 442 930

Total liabilities and shareholders’ equity	$11 125 189	$10 966 667

MOBILE TELESYSTEMS

CONDENSED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

(Amounts in thousands of U.S. dollars)

	Three months ended	Three months ended
	March 31, 2008	March 31, 2007

Net cash provided by operating activities	991 545	736 114

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(19 395)	—
Purchases of property, plant and equipment	(281 019)	(206 486)
Purchases of intangible assets	(61 418)	(17 390)
Proceeds from sale of property, plant and equipment and assets held for sale	23 249	—
Purchases of short-term investments	—	(103 968)
Proceeds from sale of short-term investments	—	55 231
Purchase of other investments	(21 239)	—
Increase in restricted cash	7 887	537
Net cash used in investing activities	(351 935)	(272 076)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of common stock	(423 143)	—
Notes and debt issuance cost	(278)	(525)
Capital lease obligation principal paid	(1 349)	(966)
Proceeds from loans	105 105	—
Loan principal paid	(435 385)	(39 553)
Net cash used in financing activities	(755 050)	(41 044)

Effect of exchange rate changes on cash and cash equivalents	33 469	880

NET INCREASE IN CASH AND CASH EQUIVALENTS:	(81 971)	423 874

CASH AND CASH EQUIVALENTS, at beginning of period	634 498	219 989

CASH AND CASH EQUIVALENTS, at end of period	$552 527	$643 863

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

	By:	/s/ Leonid Melamed
		Name:	Leonid Melamed
		Title:	CEO

Date: May 20, 2008